Exhibit 99.2

Combination Overview

1.              Why is Bayer acquiring Monsanto?

•                  The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050.

•                  At Bayer, we are passionate about tackling large societal challenges through innovation, science and responsibility.

•                  We have always said that Crop Science is an integral part of our Life Science portfolio.

•                  It would be a compelling opportunity to develop leadership positions in all our Crop Science businesses and to reinforce Bayer as a Life Science company.

•                  For us, this transaction is the next logical step to drive our Life Science focus and an opportunity to create a global leader in the agricultural industry able to advance the next generation of farming.

2.              What are the terms and conditions of the merger agreement?

•                  Bayer and Monsanto announced that they signed a definitive merger agreement under which Bayer will acquire Monsanto for USD 128 per share in an all-cash transaction. Based on Monsanto’s closing share price on May 9, 2016, the day before Bayer’s first written proposal to Monsanto, the offer represents a premium of 44 percent to that price.

•                  In addition, Bayer has committed to a USD 2 billion reverse break fee, reaffirming its confidence that it will obtain the necessary regulatory approvals.

•                  As with any business combination of this scale, antitrust authorities are likely to examine the transaction closely, and we have committed vis-à-vis Monsanto to undertake a certain level of divestitures that may be required by regulatory authorities.

3.              What is a reverse break fee and why have you agreed to one?

•                  A reverse break fee is a fee payable by Bayer to Monsanto under certain circumstances if the proposed deal cannot close because antitrust approvals or clearances have not been obtained or because the sales losses triggered by the regulatory authorities’ conditions have exceeded the threshold that Bayer has agreed to accept under the merger agreement.

•                  Bayer’s agreement to a USD 2 billion reverse break fee reaffirms the company’s confidence that it will obtain the necessary regulatory approvals.

4.              Is this a divergence from Bayer’s overall strategy?

•                  The strategic rationale for this transaction is absolutely compelling and completely in line with the strategic direction Bayer communicated in September 2014.

•                  It is our stated strategy to develop leadership positions in all our Life Science businesses: the acquisition of Monsanto would be a compelling opportunity to establish a leadership position in the agricultural industry, which has attractive long-term growth prospects.

•                  At the same time, it reinforces Bayer as a global innovation-driven Life Science company with a deepened position in a long-term growth industry.

•                  As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

5.              Are you prepared to divest any businesses?

•                  The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers. The market is and will remain highly competitive. As with any business combination of this scale, antitrust authorities are likely to examine the transaction closely, and we have committed vis-à-vis Monsanto to undertake a certain level of divestitures that may be required by regulatory authorities.

•                  We are confident in our ability to obtain all necessary regulatory approvals in a timely manner and we look forward to working diligently with the regulators to support that process.

6.              How will you overcome potential cultural barriers?

•                  We have long respected Monsanto’s business and know the company well.

•                  We can build on an extensive track record of integrating a diverse range of international businesses.

•                  Since 2005, we have acquired and successfully integrated a number of multi-billion Euro businesses. This includes for example the Schering acquisition which was comparable to Monsanto in terms of number of employees, but more complex in terms of scope of geographical coverage and the number of subsidiaries involved.

•                  We have generated significant value for our shareholders through acquisitions and are confident we will deliver on this combination too.

7.              Will there be layoffs associated with this acquisition?

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  It is too early to comment on any specifics, but based on our preliminary analysis, and given the complementarity of the portfolios and geographic focus of both companies, we expect to maintain major sites in the U.S., as well as in Germany.

8.              How will the two businesses combined deliver incremental innovation compared to each business in its stand-alone case?

•                  The combined R&D portfolio of Bayer and Monsanto would have exceptional depth, reach and great commercial potential.

•                  Both companies have attractive, complementary pipelines over short-, medium- and long-term with potential for further incremental innovation to address key challenges in Ag space in a new way. Combined, these initiatives are expected to generate significant value for society at large as it actively addresses the challenge of feeding about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive.

9.              How would the combination affect pricing, innovation and competition?

•                  The combination will allow more effective innovation delivering more choice, quality and food security.

•                  We are competing with other very strong companies that offer similar products and have strong R&D capabilities. We will only succeed with pricing and selling our products if our value proposition to our customers is better than that of our competitors and if we continue to innovate.

•                  We are also convinced that in a competitive business such as the agriculture industry the efficiency gains generated by innovation will increase returns for farmers.

10.       Will Bayer change the Monsanto brand?

•                  Bayer is acquiring Monsanto, and our intent is to integrate the Monsanto business with our Crop Science business. We intend to keep a family of strong brands that our customers have long associated with high quality.

•                  No final decisions have been made with regard to the Monsanto name or brand.

•                  We expect the transaction to close by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

Shareholder Value

11.       Could you give us a quantification of the earnings growth you are anticipating for the combined business?

•                  Beyond the attractive long term value creation potential of the combination, Bayer expects the transaction to provide its shareholders with accretion to core EPS (earnings per share) in the first full year after closing and a double-digit percentage accretion in the third full year.

12.       Could you please specify the synergies expected?

•                  Bayer has confirmed sales and cost synergies assumptions in due diligence and expects annual EBITDA contributions from total synergies of approximately USD 1.5 billion after year three, plus additional synergies from integrated solutions in future years.

•                  Cost synergies: significant synergies are expected in-line with industry benchmarks from optimizing product supply chains, marketing & sales, as well as overhead reduction.

•                  Sales synergies: top-line acceleration expected to result from more customized product combinations and improved solutions across geographies (primarily in the Americas) and indications.

13.       Have you secured sufficient financing?

•                  Bayer intends to finance the transaction with a combination of debt and equity. In early October 2016, the company successfully concluded an agreement for a syndicated loan facility of USD 57 billion. Refinancing in the capital markets will depend on respective market conditions and might be executed in part well in advance of closing of the transaction, which Bayer expects by the end of 2017.

•                  Bayer is planning to finance around USD 19 billion of the total volume of USD 57 billion via equity. To this end, the company intends in particular to issue mandatory convertible bonds (MCBs) and shares with subscription rights.

14.       What impact is this transaction expected to have on your credit ratings?

•                  Bayer targets an investment grade credit rating post closing and is committed to the single “A” credit rating category over the long-term.

•                  Bayer has a proven track record of disciplined deleveraging after large acquisitions.

•                  Bayer believes that the strong cash flows of the combined business will contribute to improving its financial profile.

Commitment to the U.S.

15.       Why is this transaction good for the U.S.?

•                  The U.S., with its strong farming community, will play a key role in dealing with one of the most pressing societal challenges of our time, the need to secure the supply of food for an ever growing world population. This transaction is about enabling U.S. farmers to do that vital job through innovative solutions.

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  This transaction enhances Bayer’s strong commitment to the U.S., building on our 150-year history with operations across 25 U.S. states, employing more than 12,000 people in the U.S.

•                  The combination is a great opportunity for employees, who will be at the forefront of innovation in our sector.

16.       Will Bayer maintain the existing commitments of Monsanto in the various communities?

•                  At Bayer, we take great pride in being a part of the fabric of the communities where we live and work. This takes shape through the presence of our people, our facilities and the support of our communities.

•                  In keeping with this practice, we look forward to being an important part of the St. Louis community and other communities in which Monsanto operates.

•                  Beyond our people and our presence, we understand the importance of leading by example. As a result, Bayer pledges to maintain strong community and philanthropic commitments in the communities where the combined company will operate, as well as look for new opportunities to help support innovation and growth.

•                  For us, it is important to also learn about the needs and the expectations of the communities where the combined company will operate and to define our commitments in cooperation with important stakeholders from this community.

17.       Where will the combined company’s headquarters be located?

•                  The combined agriculture business will have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, as well as many other locations throughout the U.S. and around the world. The Digital Farming activities for the combined business will be based in San Francisco, California.

Opportunities for Employees

18.       How will employees benefit from this transaction?

•                  This combination is a great opportunity for employees, who will be at the forefront of innovation in our sector.

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  Our guiding principle will be our long-standing commitment to delivering secure and attractive workplaces.

19.       Are you reducing employee numbers, capabilities or investment in any U.S. location?

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  It is too early to comment on any specifics, but based on our preliminary analysis, and given the complementarity of the portfolios and geographic focus of both companies, we expect to maintain major sites in the U.S., as well as in Germany.

Innovative Solutions for Farmers

20.       How does this transaction benefit farmers?

•                  The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers.

•                  Growers will benefit from a broad set of solutions to meet their current and future needs, including enhanced solutions in seeds and traits, digital agriculture, and crop protection.

•                  Over the mid to long-term, the combined business will be able to accelerate innovation and provide customers with enhanced solutions and an optimized product suite based on analytical agronomic insight and supported by Digital Farming applications.

•                  These are expected to result in significant and lasting benefits for farmers: from improved sourcing and increased convenience to higher yield, better environmental protection and sustainability.

21.       What are your plans for digital farming?

•                  Digital Farming will create new opportunities for data-based decision support to help farmers grow crops better and manage risks more efficiently.

•                  Bayer has committed to investing at least EUR 200 million in Digital Farming between 2015 and 2020 and is currently selling and testing Digital Farming products in 10 countries.

•                  Our goal is to rapidly expand further and develop a superior crop protection digital farming system.

Integration and Sustainability

22.       When will the integration start? What is the timing and schedule of integration?

•                  Integration will commence following the close of the transaction, which we expect to occur by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

•                  Bayer has extensive experience in successfully integrating acquisitions from a business, geographic and cultural perspective, and remains committed to its strong culture of innovation, sustainability and social responsibility.

23.       How does Monsanto’s culture fit with Bayer?

•                  Both companies are driven by a strong culture of innovation and science and Bayer remains committed to its strong culture of innovation, sustainability and social responsibility.

•                  Bayer is convinced that our heritage of transparency and sustainability allows us to integrate Monsanto, which can operate highly successfully under the Bayer umbrella.

•                  We are convinced that Monsanto will flourish as part of one of the most respected and trusted companies in the world.

24.       Does Bayer plan to continue all of Monsanto’s current CSR initiatives?

•                  Both companies’ core businesses have a major impact on societal development. As a combined company, we will continue to contribute to society’s future viability and create value in diverse ways.

•                  We will continue to strategically review our CSR initiatives to ensure that we are most effectively allocating resources and making a difference.

25.       How do you engage with critical stakeholders?

•                  We are committed to an open exchange with all stakeholders on the future of sustainable agriculture, and do so through stakeholder networks, platforms and meetings.

•                  As in the past, we are committed to ongoing dialogue with stakeholders.

•                  We enter these discussions with a view to develop long term dialog and build trust.

•                  For this reason, our discussions remain between us and the parties we are engaging with; we don’t discuss the content externally.

Next Steps

26.       What are the next steps in the transaction?

•                  The acquisition is subject to customary closing conditions, including Monsanto shareholder approval of the merger agreement and receipt of required regulatory approvals. Closing is expected by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

27.       What is the timeline for integration?

•                  Integration will commence following the close of the transaction, which we expect to occur by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

•                  Bayer has extensive experience in successfully integrating acquisitions from a business, geographic and cultural perspective, and remains committed to its strong culture of innovation, sustainability and social responsibility.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.”  Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2016 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com.  Bayer and Monsanto assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto Company (“Monsanto”) and Bayer Aktiengesellschaft (“Bayer”).  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”).  Monsanto has filed with the SEC a preliminary proxy statement on Schedule 14A and will file and provide to Monsanto stockholders a definitive proxy statement (the “Proxy Statement”) that will contain important information regarding the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2016, which was filed with the SEC on October 19, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.